UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: April 21, 2023

Commission File Number: 001-39307

Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Legend Biotech Announces Disclosure of Clinical Study Abstracts by The European Hematology Association

On April 21, 2023, Legend Biotech Corporation (“Legend Biotech” or the “Company”) announced that the following clinical study abstracts were publicly disclosed by The European Hematology Association (“EHA”) on the evening of April 18, 2023 (Eastern time):

•	“First Phase 3 Results From CARTITUDE-4: Cilta-cel versus standard of care (PVd or DPd) in lenalidomide-refractory multiple myeloma”
•	“CARTITUDE-1 final results: Phase 1b/2 study of ciltacabtagene autoleucel in heavily pretreated patients with relapsed/refractory multiple myeloma”
•	“Long-term remission and survival in patients with relapsed or refractory multiple myeloma after treatment of LCAR-B38M CAR-T – at least 5-year follow-up in LEGEND-2”

Such public disclosures by EHA were not authorized by the Company. The abstracts are attached to this Form 6-K as Exhibits 99.1, 99.2 and 99.3, respectively.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-257625 and 333-257609) and the Company’s Registration Statement on Form S-8 (Registration No. 333-239478).

Cautionary Note Regarding Forward-Looking Statements

Statements in this report on Form 6-K about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to CARVYKTI® (ciltacabtagene autoleucel) and expected results of clinical trials involving CARVYKTI. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; competition in general; government, industry, and general product pricing and other political pressures; the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation; as well as the other factors discussed in the “Risk Factors” section of Legend Biotech’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2023. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this report on Form 6-K as anticipated, believed, estimated or expected. Any forward-looking statements contained in this report on Form 6-K speak only as of the date of this report on Form 6-K. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX
Exhibit	Title

99.1	Abstract titled “First Phase 3 Results From CARTITUDE-4: Cilta-cel versus standard of care (PVd or DPd) in lenalidomide-refractory multiple myeloma”
99.2	Abstract titled “CARTITUDE-1 final results: Phase 1b/2 study of ciltacabtagene autoleucel in heavily pretreated patients with relapsed/refractory multiple myeloma”
99.3	Abstract titled “Long-term remission and survival in patients with relapsed or refractory multiple myeloma after treatment of LCAR-B38M CAR-T – at least 5-year follow-up in LEGEND-2”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: April 21, 2023	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer